

Banca Popolare di Milano
Fondata nel 1865



PRESS RELEASE



Banca Popolare di Milano Group Results for 2002

- **Banca Popolare di Milano Net profit € 170.4 million (+200.6%)**
- **BPM Group Net profit € 127.6 million (+275.7%)**
- **Dividend: € 0.12**

During their meeting today the Board of Directors of Banca Popolare di Milano examined and approved the results for 2002, which have also been transmitted to the Board of Statutory Auditors and to the independent auditors. These results report net profit for the year of € 127.6 mn for the Group, more than treble the prior year figure, and € 170.4 mn (+200.6%) for the parent bank. As a result, the Board of Directors will be proposing to the forthcoming shareholders' meeting in April to pay a dividend of € 0.12 per share.

In a particularly difficult year for the Italian banking industry, these results confirm the effectiveness of the strategies adopted in the year. These have involved finishing the reorganisation of the BPM Group, strengthening the capital adequacy ratios and reducing exposure to large corporate customers, both domestically and internationally. Added to this have been BPM's efforts to develop its business with retail customers, producing **excellent growth in direct deposits (+10.4%) and an increase in market share for the Group's mutual funds (2.21%), thanks to positive net inflows.**

As part of the Group's reorganisation its subsidiary Banca di Legnano has now been fully assimilated, laying the foundations for establishing its mission as a retail bank and for making the most of organisational and operational synergies.

The capital adequacy ratios have reached the targets set by management a year in advance, with a **tier 1 ratio of 7.04% and total capital ratio of 11.26%, both of which are at the top end of the spectrum within the Italian banking industry. This result is particularly impressive in view of the measures to shift assets towards small and medium enterprises (SMEs), with a corresponding reduction in "significant exposures". In fact, at Group level, the latter fell from 10 customers at the end of 2001 to 6 at the end of 2002 and to 37.6% in terms of volumes.** There has been a major reduction in the below-the-line activities and lending by foreign branches, which have fallen by over € 1.7 billion (-27.8%), helping improve the risk/return ratio.

The increase in banking activities with retail customers and SMEs has contributed to the positive trend in the principal balance sheet aggregates. Customer deposits have reported a healthy 10.4% increase to € 18,158 mn, while assets under management have

turned in a solid performance, amounting to € 14,668 mn at market value, in line with the 2001 figure, despite the particularly adverse trend on financial markets. This value is stated net of duplicate figures in mutual fund management and insurance products. **In detail, there has been a strong net inflow of funds to asset management schemes, amounting to € 814 mn**, despite a general slowdown throughout the industry. **This result has helped the Italian and foreign mutual funds managed by Group companies to boost their market share from 2.09% at the end of 2001 to 2.21% at 31 December 2002.** At € 15,901 mn, loans are 2.5% lower than at the end of last year, reflecting the policy of risk containment mentioned earlier. This has entailed a reduction of some € 700 mn in loans to non-domestic large corporate customers, the repayment of the Garfin loan (€ 510 million) and the shift of the lending portfolio towards retail customers and SMEs. Given this context, mortgage loans have performed especially well, climbing by 23.3% thanks to disbursements of around € 1 billion.

In terms of the statement of income, there has been a modest reduction in net interest income (-2.6% to € 663.0 mn) which, despite the overall drop in customer loans, benefited from the fact that the spread stayed broadly unchanged, reflecting the different composition of the lending portfolio. **Service income has also performed well, climbing by 4.6% on 2001 to € 652.7 mn.** Of particular note is the fact that net commissions have stayed broadly unchanged, despite the unfavourable climate on financial markets, while all other components of service income have actually improved.

Aggregate non-financial expenses have climbed by 10.5% to € 1,015.9 mn, of which +8.5% is attributable to the inclusion of Banca di Legnano in the scope of consolidation for the whole of 2002 (+4.5% relating to costs; +4.0% for the amortisation of goodwill) and a limited +2.0% due to the growth in costs at other Group companies.

Amortisation and depreciation charges and writedowns/writebacks to loans and financial fixed assets amount to € 182.3 mn, marking a sharp reduction compared with last year (-31.8%). This total includes € 36.2 million in provisions to cover the future commitments arising from the operation to dispose of the Garfin loan, as described in the half yearly report at 30 June 2002. At 0.72%, the ratio of net non-performing loans to total loans is one of the best in the Italian banking industry (0.79% in 2001).

Profit from operating activities is in line with last year at € 117.5 mn. After net non-recurring income of € 7.7 mn and a positive tax charge of € 2.7 mn, mostly arising from the tax credit associated with the extraordinary dividend paid by the subsidiary Banca di Legnano, net profit amounts to € 127.6 mn, 275.7% higher than in 2001.

The parent bank, Banca Popolare di Milano, has also performed well both in terms of its balance sheet and statement of income:

- direct customer deposits € 16,302 mn (+10.6%);
- customer loans € 14,493 mn (-5.1%);
- assets under management € 12,852 mn (-1.3%)
- profit from operating activities € 160.2 mn (+13.9%)
- net profit for the year € 170.4 mn (+200.6%)
- Tier 1 ratio 9.20% and Total Capital ratio 13.84%.

The parent bank transferred its non-business properties to Bipiemme Immobili SpA in September, generating a gross gain of € 78 mn. Since this was an intergroup transaction, its impact on the consolidated financial statements will only be felt when the properties concerned are sold to third parties.

Among the main product companies, the following made strong contributions to net profit for the year: Banca di Legnano (€ 73.4 mn, not comparable with the prior year due to non-recurring items associated with the company's reorganisation), Banca Akros (€ 13.6 mn, +120.2 %), Bipiemme Vita (€ 9.5 mn, +10.4%) and Bipiemme Gestioni SGR (€ 10.3 mn, -3.4%).

As regards the sales network, this has increased from 585 branches in 2001 to 595 in December 2002, of which 72 refer to Banca di Legnano.

On the basis of the above results, the Board of Directors intends to propose to the shareholders' meeting in April the payment of dividend of € 0.12 per share, payable from 25 April 2003. The BPM stock will go ex-div on 22 April 2003.

* * * *

In final implementation of the power invested in it by the Extraordinary General Meeting held on 23 November 1998, the Board of Directors of Banca Popolare di Milano has also voted in today's meeting to make a bonus increase in capital of € 5,104,242.00 by using unrestricted reserves. This will involve issuing 1,701,414 new ordinary shares of par value € 3.00 each, with dividend rights from 1.1.2002, to be awarded to BPM's employees, in accordance with article 2349 of the Italian Civil Code.
The value of these shares (corresponding to € 5.9 mn) is included in the portion of profit for the year set aside under the articles of association for employees.

Milan, 11 March 2003

BANCA POPOLARE DI MILANO
RECLASSIFIED BALANCE SHEET (In thousands of Euro)

Captions	ASSETS	Dec 31 '02	Dec 31 '01	Changes	%
10.	Cash and deposits with central banks and post offices	167.253	143.620	23.633	16,46
	Loans	**19.569.382**	**19.771.238**	**-201.856**	**-1,02**
40.	- Loans to customers	14.493.347	15.271.142	-777.795	-5,09
30.	- Due from banks	5.076.035	4.500.096	575.939	12,80
20. 50. 60.	Dealing securities	3.083.723	3.119.841	-36.118	-1,16
	Fixed assets	**4.605.814**	**4.309.165**	**296.649**	**6,88**
20. 50.	- Investment securities	2.622.911	2.467.618	155.293	6,29
70. 80.	- Equity investments	1.663.197	1.480.911	182.286	12,31
90. 100.	- Intangible and tangible fixed assets	319.706	360.636	-40.930	-11,35
120. 130. 140.	Other assets	1.090.416	997.070	93.346	9,36
	TOTAL ASSETS	**28.516.588**	**28.340.934**	**175.654**	**0,62**

Captions	LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31 '02	Dec 31 '01	Changes	%
	Payables	**23.216.882**	**23.385.515**	**-168.633**	**-0,72**
20. 30. 40.	- Due to customers	16.302.137	14.743.162	1.558.975	10,57
10. 30.	- Due to banks	6.764.608	8.403.592	-1.638.984	-19,50
30.	- Bankers' drafts	150.137	238.761	-88.624	-37,12
50. 60.	Other liabilities	1.071.989	983.827	88.162	8,96
70. 80.	Provisions for specific use	555.790	479.977	75.813	15,80
90.	Reserve for possible loan losses	5.116	5.382	-266	-4,94
110.	Subordinated liabilities	1.265.147	1.259.045	6.102	0,48
120. 130. 140.	Capital and reserves	2.231.275	2.170.495	60.780	2,80
170.	Net profit	170.389	56.693	113.696	200,55
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**28.516.588**	**28.340.934**	**175.654**	**0,62**
	Guarantees and commitments	9.200.131	10.589.936	-1.389.805	-13,12
	Custody and administration of securities	32.378.543	30.194.427	2.184.116	7,23

BANCA POPOLARE DI MILANO

RECLASSIFIED STATEMENTS OF INCOME (In thousands of Euro)

Captions	STATEMENT OF INCOME	Year 2002	Year 2001	Changes	
					%
10. 20.	**Interest margin**	**585.876**	**636.591**	**-50.715**	**-7,97**
40. 50.	Net commissions	369.153	382.023	-12.870	-3,37
60.	Profits (losses) on financial transactions	19.493	18.866	627	3,32
30.	Dividends	71.041	69.213	1.828	2,64
70. 110.	Other operating income, net	85.668	80.814	4.854	6,01
	Net interest and other banking income	**1.131.231**	**1.187.507**	**-56.276**	**-4,74**
80.	**Administrative expenses**	**-711.755**	**-687.445**	**24.310**	**3,54**
	a) Payroll	-440.784	-432.973	7.811	1,80
	b) Other administrative expenses	-270.971	-254.472	16.499	6,48
90.	Adjustments to tangible and intangible fixed assets	-79.543	-83.799	-4.256	-5,08
	Operating profit	**339.933**	**416.263**	**-76.330**	**-18,34**
120. 130. 140.	Adjustament and writebacks of loans	-142.334	-148.234	-5.900	-3,98
100.	Provisions for risks and charges	-23.123	-99.961	-76.838	-76,87
150. 160.	Adjustments to and writebacks of financial fixed assets	-14.274	-27.411	-13.137	-47,93
170.	**Profit from operating activities**	**160.202**	**140.657**	**19.545**	**13,90**
200.	Non-recurring income, net	80.187	10.036	70.151	n.s.
	Profit before taxes	**240.389**	**150.693**	**89.696**	**59,52**
220.	Income taxes	-70.000	-94.000	-24.000	-25,53
230.	**Net profit**	**170.389**	**56.693**	**113.696**	**200,55**

BANCA POPOLARE DI MILANO GROUP
RECLASSIFIED CONSOLIDATED BALANCE SHEET (In thousands of Euro)

Captions	ASSETS	Dec 31 '02	Dec 31 '01	Changes	%
10.	Cash and deposits with central banks and post offices	184.286	162.511	21.775	13,40
	Loans	**21.222.364**	**21.137.553**	**84.811**	**0,40**
40.	- Loans to customers	15.900.503	16.304.611	-404.108	-2,48
30.	- Due from banks	5.321.861	4.832.942	488.919	10,12
20. 50. 60.	Dealing securities	4.779.110	4.777.621	1.489	0,03
	Fixed assets	**4.374.719**	**3.583.197**	**791.522**	**22,09**
20. 50. 60.	- Investment securities	3.024.962	2.913.555	111.407	3,82
70. 80.	- Equity investments	230.642	195.055	35.587	18,24
110. 120.	- Intangible and tangible fixed assets	1.119.115	474.587	644.528	135,81
90. 100.	Differences arising on consolidation and on application of the equity method	16.064	717.311	-701.247	-97,76
140. 150. 160.	Other assets	1.959.331	1.440.477	518.854	36,02
	TOTAL ASSETS	**32.535.874**	**31.818.670**	**717.204**	**2,25**

Captions	LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31 '02	Dec 31 '01	Changes	%
	Payables	**26.458.834**	**26.319.533**	**139.301**	**0,53**
20. 30. 40.	- Due to customers	18.157.986	16.453.237	1.704.749	10,36
10. 30.	- Due to banks	8.138.241	9.607.730	-1.469.489	-15,29
30.	- Bankers' drafts	162.607	258.566	-95.959	-37,11
50. 60.	Other liabilities	1.836.901	1.494.365	342.536	22,92
70. 80.	Provisions for specific use	637.308	543.243	94.065	17,32
90.	Reserve for possible loan losses	12.047	10.463	1.584	15,14
110.	Subordinated liabilities	1.253.265	1.247.163	6.102	0,49
140.	Minority interests	1.782	1.015	767	75,57
150. 160. 170.	Capital and reserves	2.208.138	2.168.929	39.209	1,81
200.	Net profit	127.599	33.959	93.640	275,74
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**32.535.874**	**31.818.670**	**717.204**	**2,25**
	Guarantees and commitments	9.000.772	9.649.640	-648.868	-6,72
	Custody and administration of securities	29.971.782	27.216.662	2.755.120	10,12

BANCA POPOLARE DI MILANO GROUP
RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (In thousands of Euro)

Captions	STATEMENT OF INCOME	Year 2002	Year 2001	Changes	%
10. 20.	**Interest margin**	**663.035**	**680.719**	**-17.684**	**-2,60**
40. 50.	Net commissions	458.458	461.850	-3.392	-0,73
60.	Profits (losses) on financial transactions	5.638	-5.922	11.560	n.s.
30. 170.	Profits of companies carried at equity and dividends	99.940	84.824	15.116	17,82
70. 110.	Other operating income, net	88.680	82.977	5.703	6,87
	Net interest and other banking income	**1.315.751**	**1.304.448**	**11.303**	**0,87**
80.	**Administrative expenses**	**-853.162**	**-793.662**	**59.500**	**7,50**
	a) Payroll	-536.925	-493.260	43.665	8,85
	b) Other administrative expenses	-316.237	-300.402	15.835	5,27
90.	Adjustments to tangible and intangible fixed assets	-162.761	-125.492	37.269	29,70
	Operating profit	**299.828**	**385.294**	**-85.466**	**-22,18**
120. 130. 140.	Adjustaments and writebacks of loans	-145.018	-144.894	124	0,09
100.	Provisions for risks and charges	-26.635	-101.601	-74.966	-73,78
150. 160.	Adjustment to and writebacks of financial fixed assets	-10.634	-20.663	-10.029	-48,54
180.	**Profit from operating activities**	**117.541**	**118.136**	**-595**	**-0,50**
210.	Non-recurring income, net	7.697	11.891	-4.194	-35,27
	Profit before taxes and minority interests	**125.238**	**130.027**	**-4.789**	**-3,68**
240.	Income taxes	2.694	-95.978	-98.672	n.s.
250.	Net profit attributable to minority interests	-333	-90	243	270,00
260.	**Net profit**	**127.599**	**33.959**	**93.640**	**275,74**